FUTURE ENERGY, CORP.

December 13, 2011

Kevin Dougherty

Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Future Energy, Corp.

Registration Statement on Form S-1

Amendment No. 4

File No. 333-170201

Dear Mr. Dougherty/ Ms. Nicholson:

Future Energy, Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of November 10, 2011 pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 24, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated November 10, 2011.

Form S-l

Prospectus Summary, page 5

Our Business, page 5

1.

We note your response to comment 3 from out letter dated September 16, 2011, and your revised disclosure at page 5 that the liability related to the well projects could pose a material risk to your “investment.”  Please revise this disclosure to describe all material risks that such liability could have for you, including, without limitation, with respect to your liquidity.

RESPONSE: We have revised the Filing on Page 6 to include the following language:

“The lessee may lose substantial portions or all of the entire property underlying our Well Projects due to operating and environmental hazards, which either have not been insured against or cannot be insured against. This could result in a potential reduction of our working interests in the Well Projects, or even losing such interests in their entirety. Additionally, government regulations could either increase the cost of operations on the Well Projects or require alteration or cessation of operations in certain areas of the properties underlying the Well Projects. Further, we may be subject to partial payment for such liabilities according to our working interests in the Well Projects. The payment of such liabilities could reduce the funds available to us or could result in a total loss of our working interests. The occurrence of any of these events could significantly reduce our revenues, cause substantial losses or impair our future operating results and liquidity as our working interests in the Well Projects are the only assets we currently have.”

2.

We note your response to comment 5 from our letter dated September 16, 2011, and reissue such comment.  Please clarify why the “lease net revenue interest” in the Charles Prior wells is 80% and how this is documented.  If such 80% “lease net revenue interest” is the interest held by Tim Cooksey Oil, LLC pursuant to the underlying lease, please clarify this in your filing.  In addition, your revise disclosure that the 80% interest is set forth in the assignment agreement suggests that Tim Cooksey has been granted such interest pursuant to the assignment agreement.  However, this does not appear to be consistent with the assignment agreement filed as Exhibit 10.1.  Please revise.  This comment also applies to your disclosure regarding the lease net revenue interest in the Sesser wells.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

RESPONSE: We have revised the Filing on Pages 7-8 and 24-25 to include the following language:

“On July 29, 2010, we entered into an assignment agreement (the “CP Assignment Agreement”) with Tim Cooksey Oil pursuant to which we acquired a 1.57% working interest in the following two wells located in Franklin County, Illinois in consideration of a payment of $25,000. Tim Cooksey Oil is responsible for paying and maintaining the lease and the Charles Prior lease encompasses 80 acres. As granted by the Charles Prior Lease agreement between Tim Cooksey Oil and the owner of the Charles Prior Project, Tim Cooksey Oil holds an 80% lease net revenue interest in the two wells, pursuant to the Charles Prior Project underlying lease, which is further documented in the CP Assignment Agreement. This results in the Company having a net revenue interest of approximately 1.26% in the Charles Prior Project. JKV Oil Development, of which our director, Mr. Villines, is the President, owns a five percent (5%) working interest in the Charles Prior Project.

On December 17, 2010, we entered into an assignment agreement (the “Sesser Assignment Agreement”) with JKV Oil Development pursuant to which we acquired a 3% working interest in the following wells located in Franklin County, Illinois in consideration of a payment of $25,000. Tim Cooksey Oil is responsible for paying and maintaining the lease and the Sesser lease encompasses 500 acres. As granted by the Sesser Lease Agreement between Tim Cooksey Oil and the owner of the Sesser Wells, Tim Cooksey Oil holds an 80% lease net revenue interest in the Sesser Wells, pursuant to the Sesser Wells underlying lease, which is further documented in the Sesser Assignment Agreement. This results in the Company having a net revenue interest of 2.4% in the Sesser Wells. JKV Oil Development, of which our director, Mr. Villines, is the President, retained a fifteen percent (15%) working interest in the Sesser Wells.”

3.

We note your response to comment 6 from our letter dated September 16, 2011, and reissue such comment in part.  Please clarify in this section what you are doing with the hydrocarbons being produced, such as whether they are generating revenue for you. If they are generating revenue, provide quantitative disclosure in this section as to the amount of revenue.  Please also include such information in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RESPONSE: The hydrocarbons being produced consist of the oil itself and there is a nominal amount of gas being produced from the Well Projects; however, as the amount of gas being produced is minimal and is not enough to be sold, the gas produced from the Well Projects is not generating any revenue for the Company. Thus, the oil is the only hydrocarbon that generates revenue for the Company. Thus, we have revised the Filing to clarify and have included the following language on Pages 8, 26 and 31:

“The hydrocarbons being extracted and produced from the Well Projects are comprised of the oil itself and a small amount of natural gas. The oil being extracted and produced from the Well Projects is the only hydrocarbon currently being sold, and thus the only hydrocarbon currently generating revenue for the Company. As of July 31, 2011, the Company has received $893 from the sale of oil from the Well Projects. While there is natural gas being produced from the Well Projects, it is an insufficient amount to be viable for sale; therefore, the natural gas is not generating revenue for the Company and it is solely being used to power the pump jacks to further extract oil from the Well Projects.”

Description of Properties, page 27

Oil and Gas Properties, page 27

4.

At fiscal year end July 31, 2011, oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X appear material to your business operations.  Moreover, you disclose owning a working interest in certain wells that appear to be producing.  As such, please provide the disclosures required by Items 1204, 1205 and 1208 of Regulation S-K, as applicable.

RESPONSE: We find the disclosures required by Rule 1204 of Regulation S-K not applicable to our operations as none of the Well Projects have proved reserves as defined by Rule 4-10(1)(16) of Regulation S-X. As disclosed in the Filing, the Operator of the Well Projects in which we currently own working interests has a small budget for the Well Project; therefore, the companies involved are not interested in conducting reserve reports. Since there is no reserve report to base our evaluation on, we must assume that these properties have no reserves. Therefore we have not included such disclosures, but we have revised the Filing to include the disclosures required by Rules 1205 and 1208 of Regulation S-K and have included the following language on Page 27:

“The table below shows our exploratory and development well drilling activity for the year ended July 31, 2011. As we had no drilling activity in either of our Well Projects during the year ended July 31, 2010.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

	For the Year Ended July 31, 2011

Property Location	Productive	Dry

Franklin, Illinois
Exploratory	3	0
Developmental	0	0

Total	3	0

The table below summarizes our productive oil wells as of July 31, 2011. Productive wells are either producing wells or wells capable of producing. Gross wells are the total number of wells in which we have an interest. Net wells are the sum of our fractional interests owned in the gross wells.

Property Location	Gross	Net

Franklin, Illinois	6	0.1514

Total	6	0.1514

There are leases underlying the Well Projects, which pertain to the land on which the Well Projects are located; however, the Company’s interest is pursuant to the working interests in the Well Projects and is not tied to the leases. Since the Company is not a party to the leases the Company does not information concerning the acreage assignable to such working interests. The terms of the underlying leases are tied to the amount of work performed on the leases, and the holder of the leases, Mr. Cooksey has informed the Company that the requirement to maintain both leases has been met.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.

We note that you have provided updated financial statements for your fiscal year ended July 31, 2011.  Please revise your filing to discuss the results for each period presented.  Where there was a material change over the reported periods, please briefly describe the cause of such change.

RESPONSE:  We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the November 10, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ George Paquet

George Paquet, President and CEO

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840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada